Exhibit 1
Investor Contacts: Lior Shemesh, CFO +1.760.685.2007 lior.shemesh@alvarion.com	Press Contacts: In the U.S.: John Conrad +1.703.390.1538 conrad@merrittgrp.com
Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com	In the U.K.: Bridget Fishleigh 44. 7946.342.903 bridget@nomadcomms.com

Amnon Yacoby Succeeds Anthony Maher as Chairman of Alvarion

Brian Protiva has also resigned from Alvarion’s board of directors

Washington D.C., October 10, 2011 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market, today announced that Mr. Amnon Yacoby, a director of Alvarion since its inception in 2001 and a founder and Chief Executive Officer of Floware until its merger with BreezeCom to form Alvarion, is succeeding Mr. Anthony Maher as Chairman of the Board of Directors, effective October 9, 2011.  Mr. Maher had been Chairman of Alvarion since 2004. Mr. Maher resigned from the board, effective October 9, 2011 for personal reasons. Mr. Brian Protiva, who had been a director since September 2010, also resigned, effective October 9, 2011, for personal reasons.

From 1987 until shortly before founding Floware in 1996, Mr. Yacoby was a founder and the President and CEO of RAD Network Devices Ltd., a developer of data networking devices.  After serving as the CEO of Floware since its founding in 1996, upon the merger with BreezeCom to form Alvarion, in addition to his directorship, Mr. Yacoby served as co-CEO of Alvarion during the post-merger transition period.  In 2004, Mr. Yacoby co-founded Aternity Inc., an enterprise software monitoring solution provider to Global 1000 companies, and currently serves as its Chairman.

Mr. Yacoby, on behalf of the Board and the management, said, “I would like to express our gratitude to Tony Maher for being such a tremendous asset to Alvarion in many ways. Over the years, Tony has been a constant source of wisdom, guidance and support to Alvarion. His generous contribution of both his time and his extensive experience is highly appreciated. We would also like to thank Brian Protiva for his service on our board.

“We serve wireless broadband markets that have always been characterized by rapid change, which continues to accelerate,” continued Mr. Yacoby.  “In addition to a certain amount of disruption, change also provides new opportunities.  We are in the process of identifying and pursuing opportunities born of these changing market dynamics, and intend to capitalize on them, taking Alvarion to the next level of profitability and growth.  I look forward to serving as Alvarion’s chairman during this exciting time.”

About Alvarion
Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases by contacting Sivan Fafuri, Sivan.farfuri@alvarion.com or +972.3.767.4159. For more information visit the Investor section of the Alvarion website at http://www.alvarion.com/index.php/en/investors

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.  All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.